February 26, 2008	Michael J. Silver Partner 410.659.2741 mjsilver@hhlaw.com@hhlaw.com
BY EDGAR AND HAND DELIVERY
United States Securites and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Barbara C. Jacobs

Re:	Double-Take Software, Inc. Registration Statement on Form S-3 File No. 333-148840 Date Filed: January 24, 2008
Dear Ms. Jacobs:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated February 25, 2008 to Dean Goodermote, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
We are sending to your attention for delivery on February 27, 2008 courtesy copies of this letter and Amendment No. 1 to the Registration Statement, including a copy of Amendment No. 1 blacklined to show changes against the Registration Statement. All page numbers used in the Company's responses below refer to the page numbers in Amendment No. 1.
Form S-3
Selling Stockholders, page 14
1.	Please clarify that Mr. Goswami and Ms. Witt exercise voting and/or dispositive control over the shares held by the selling stockholders. Please see Item 507 of Regulation S-K and 4S of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. We note that they disclaim beneficial interest in the shares held by the selling stockholders other than their “pecuniary interests.” Beneficial ownership should be determined in accordance with Rule 13d-3 of the Exchange Act. Pecuniary interest is not a consideration in determining beneficial ownership.
The Company has revised the disclosure in footnote (1) to the table on page 15 in response to the staff’s comment.

United States Securities and Exchange Commission
February 26, 2008

2.	Please confirm that no selling stockholder is affiliated with a registered broker-dealer.
The Company hereby confirms that it has been advised by the selling stockholders that no selling stockholder is affiliated with a registered broker-dealer.
Part II
Undertakings, Page II-3
3.	Paragraph (a)(5) appears to be extraneous. Please advise.
The Company has determined that paragraph (a)(5) is not technically necessary given the transactions contemplated by the Registration Statement and has deleted that undertaking in response to the staff’s comment.
Form 10-K
Item 15. Exhibits
4.	Please note that the grant of confidential treatment expires on March 31, 2008 for exhibits 10.25, 10.27, 10.28 and 10.31. Prior to that date, you should either file an application to extend the period for which confidential treatment is given or the unredacted versions of these exhibits upon the expiration of the application.
The Company acknowledges the staff’s comment.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or Matthew C. Dow at (410) 659-2773.
Very truly yours,
/s/ Michael J. Silver
Michael J. Silver